                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                            The Steak n Shake Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.50 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   857873-10-3
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 2 of 17 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,913,345
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,913,345
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,913,345
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 3 of 17 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,913,345
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,913,345
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,913,345
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 4 of 17 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Sardar Biglari
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,913,345
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,913,345
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,913,345
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 5 of 17 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,913,345
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,913,345
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,913,345
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 6 of 17 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Acquisitions L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,913,345
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,913,345
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,913,345
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 7 of 17 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Investments Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,913,345
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,913,345
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,913,345
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 8 of 17 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Philip L. Cooley
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,913,345
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,913,345
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,913,345
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 9 of 17 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended to add the following:

            Western Acquisitions L.P., a Delaware limited partnership  ("Western
Acquisitions"),  and Western Investments Inc., a Delaware corporation  ("Western
Investments"),  are  hereby  added as  Reporting  Persons to the  Schedule  13D.
Western  Investments  is a wholly  owned  subsidiary  of Western  Sizzlin  Corp.
("WSC").

            The principal  business address of each of Western  Acquisitions and
Western Investments is 1338 Plantation Road, Roanoke, Virginia 24012.

            The  principal  business  of  Western  Acquisitions  is  purchasing, holding and selling securities for investment  purposes.  The principal business
of  Western   Investments   is  serving  as  the  general   partner  of  Western
Acquisitions. Mr. Biglari is the Chairman and Chief Executive Officer of Western
Investments.  Set forth in  Schedule  A annexed  hereto is the name and  present principal  occupation or employment and the name, principal business and address of any corporation or other  organization in which such employment is conducted, of each of Western Investment's directors and executive officers, as of the date hereof.

            Neither of Western  Acquisitions  or  Western  Investments,  nor any
person listed on Schedule A, has, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Neither of Western  Acquisitions  or  Western  Investments,  nor any
person listed on Schedule A, has, during the last five years,  been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The  aggregate  purchase  price of the Shares owned  directly by the
Lion Fund is  $15,220,138.  The  aggregate  purchase  price of the Options owned directly by the Lion Fund is $50,400.  The Securities owned directly by the Lion
Fund were acquired with the working capital of the Lion Fund.

            Certain of the Shares  reported in this  Amendment No. 1 as owned by
Western Acquisitions were acquired by way of an internal  contribution from WSC.
Western  Acquisitions  acquired  from WSC an  aggregate  of  299,945  Shares  on
September 7, 2007 at a per Share price of $15.5800,  equal to the last  reported sales  price on the New York  Stock  Exchange  on the date the  transaction  was

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 10 of 17 Pages
----------------------                                    ----------------------

completed, or an aggregate purchase price of approximately $4,673,143. The total of 299,945  Shares  transferred  by WSC to Western  Acquisitions  were initially acquired by WSC for an aggregate  purchase  price of  approximately  $4,581,976.
Schedule B annexed hereto lists all  transactions in the Shares by WSC since the filing of the initial Schedule 13D.

            The aggregate purchase price of the Shares owned directly by Western
Acquisitions is approximately  $6,189,565.  The Shares owned directly by Western
Acquisitions were acquired with the working capital of Western Acquisitions.

            The aggregate purchase price of the Options owned directly by WSC is
$1,630,938.  The Securities owned directly by WSC were acquired with the working capital of WSC.

            The  aggregate  purchase  price of the Shares owned  directly by Dr.
Cooley and owned directly by Dr.  Cooley's  spouse,  Sandy Cooley who shares the same business address as Dr. Cooley, which he may also be deemed to beneficially own is $93,297.  Of the 6,300 Shares  beneficially  owned by Dr.  Cooley,  3,800
Shares  were  acquired  with Dr.  Cooley's  personal  funds,  2,000  Shares were acquired with his spouse's  personal funds and 500 Shares were acquired with the working capital of BCC and subsequently gifted to Dr. Cooley.

            The Lion Fund,  WSC and Western  Acquisitions  effect  purchases  of securities  primarily  through  margin  accounts  maintained for them with prime brokers,  which may extend margin credit to them as and when required to open or carry  positions in the margin  accounts,  subject to applicable  federal margin regulations,  stock exchange rules and the prime brokers'  credit  policies.  In such  instances,  the  positions  held in the  margin  accounts  are  pledged as collateral security for the repayment of debit balances in the accounts.

      Item 5 is hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a-e) As of the date hereof,  each of the  Reporting  Persons may be deemed to be the beneficial owner of 1,913,345 Shares or 6.7% of the outstanding
Shares of the Issuer,  based upon the 28,469,808  Shares  outstanding as of July
31, 2007,  according to the Issuer's most recent Form 10-Q. The 1,913,345 Shares reported  herein as beneficially  owned by the Reporting  Persons consist of the following:  (1) 929,200  Shares held directly by the Lion Fund and 20,000 Shares underlying Options held directly by the Lion Fund, (2) 561,100 Shares underlying
Options  held  directly  by WSC,  (3) 396,745  Shares  held  directly by Western
Acquisitions, (4) 4,300 Shares held directly by Dr. Cooley, and (5) 2,000 Shares held  directly by Dr.  Cooley's  spouse  which Dr.  Cooley may also be deemed to beneficially own.

            Each of the  Reporting  Persons may be deemed to have the sole power to vote or direct the vote of 0 Shares  and the  shared  power to vote or direct the vote of 1,913,345 Shares.

            Each of the  Reporting  Persons may be deemed to have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,913,345 Shares.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 11 of 17 Pages
----------------------                                    ----------------------

            Schedule B annexed hereto lists all  transactions  in the Securities by the Reporting  Persons  since the filing of the initial  Schedule 13D. All of such transactions were effected in the open market, except as otherwise noted on
Schedule B.

            No person  other  than the  Reporting  Persons  is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Securities  except for Dr.  Cooley's  spouse with
respect  to  the  2,000  Shares  she  owns  directly.   The  Reporting   Persons
specifically  disclaim  beneficial  ownership of the Securities  reported herein except to the extent of their pecuniary interest therein.

      Item 6 is hereby amended to add the following:

            On September 7, 2007, the Reporting  Persons  entered into Amendment
No. 1 to the Joint Filing and Solicitation Agreement to add Western Acquisitions
and Western  Investments  as parties  thereto.  A copy of Amendment No. 1 to the
Joint Filing and  Solicitation  Agreement is attached hereto and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibit:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      A.    Amendment  No. 1, dated  September 7, 2007,  to the Joint Filing and
            Solicitation  Agreement  by and among The Lion Fund,  L.P.,  Biglari
            Capital Corp., Sardar Biglari,  Western Sizzlin Corp. and Dr. Philip
            L. Cooley, dated August 16, 2007 (filed herewith as Exhibit A).

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 12 of 17 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      September 7, 2007            THE LION FUND L.P.

                                         By: Biglari Capital Corp.
                                             General Partner

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                              Sardar Biglari, Chief Executive Officer

                                         BIGLARI CAPITAL CORP.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         WESTERN ACQUISITIONS L.P.

                                         By: Western Investments Inc.
                                             General Partner

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         WESTERN INVESTMENTS INC.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         /s/ Sardar Biglari
                                         ---------------------------------------
                                         SARDAR BIGLARI

                                         WESTERN SIZZLIN CORP.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 13 of 17 Pages
----------------------                                    ----------------------

                                         /s/ Sardar Biglari
                                         ---------------------------------------
                                         SARDAR BIGLARI
                                         As Attorney In Fact for Philip L. Cooley

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 14 of 17 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

          Directors and Executive Officers of Western Investments Inc.
          ------------------------------------------------------------

 NAME AND POSITION WITH       PRESENT PRINCIPAL              BUSINESS
   WESTERN INVESTMENTS           OCCUPATION                   ADDRESS
   -------------------           ----------                   -------
Sardar Biglari, Chairman  Chairman of the Board     c/o The Lion Fund L.P.
of the Board and Chief    and Chief Executive       9311 San Pedro Avenue,
Executive Officer         Officer of Biglari        Suite 1440
                          Capital Corp., an         San Antonio, Texas 78216
                          investment management
                          firm

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 15 of 17 Pages
----------------------                                    ----------------------

                                   SCHEDULE B
                                   ----------

   Transactions in the Securities by the Reporting Persons Since the Filing of
                            the Initial Schedule 13D
   ---------------------------------------------------------------------------

Transactions in Common Stock
----------------------------

  Shares Purchased/(Sold)      Price Per Share ($)       Date of Purchase/Sale
  -----------------------      -------------------       ---------------------

                             WESTERN SIZZLIN CORP.
                             ---------------------
      20,000                        15.5058                   08/17/07
         300                        15.5500                   08/20/07
       9,400                        15.7048                   08/21/07
      37,100                        15.5751                   08/22/07
      19,300                        15.1965                   08/23/07
      40,000                        15.3764                   08/24/07
      23,000                        15.5686                   08/27/07
       8,000                        15.8100                   08/29/07
    (299,945)*                      15.5800                   09/07/07

                           WESTERN ACQUISITIONS L.P.
                           -------------------------
      41,800                        15.8016                   09/05/07
      25,800                        15.6225                   09/06/07
      29,200                        15.5087                   09/07/07
     299,945*                       15.5800                   09/07/07

*Refers to an internal  contribution of Shares on September 7, 2007 from Western
Sizzlin Corp. to Western Acquisitions L.P. at a per Share price of $15.58.

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 16 of 17 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT A
                                                                       ---------

          AMENDMENT NO. 1 TO JOINT FILING AND SOLICITATION AGREEMENT
          ----------------------------------------------------------

      WHEREAS The Lion Fund, L.P. ("Lion Fund"),  Biglari Capital Corp.,  Sardar
Biglari,  Western  Sizzlin  Corp.  ("Western  Sizzlin") and Dr. Philip L. Cooley
entered into a Joint Filing and  Solicitation  Agreement on August 16, 2007 (the
"Agreement")  and formed a group (the  "Group")  for the  purpose of  soliciting proxies or written  consents to elect Mr.  Biglari  and Dr.  Cooley or any other person  designated by the undersigned as directors of The Steak n Shake Company, an Indiana corporation ("Steak n Shake"),  and taking all other action necessary or advisable to achieve the foregoing (the "Solicitation").

      WHEREAS,  Western Acquisitions L.P. and Western Investments Inc. (the "New
Members") wish to join the Group.

      NOW, IT IS AGREED, this 7th day of September, 2007 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934,  as  amended,  the New Members  agree to the joint  filing on their behalf of statements  on Schedule 13D with respect to the  securities of Steak n
Shake to the extent required under  applicable  securities laws. The New Members agree to be  bound  by the  other  terms  of the  Agreement  (a copy of which is attached  hereto),  the terms of which are  incorporated  herein and made a part hereof.

      2. Each of Lion Fund, Western Sizzlin and Western  Acquisitions  agrees to pay a pro rata share of all  expenses  incurred in  connection  with the Group's
activities,   including   expenses  incurred  by  any  of  the  parties  in  the
Solicitation, based on its pro rata share of the aggregate number of shares held by all members of the Group.  Notwithstanding the foregoing,  Lion Fund, Western
Sizzlin and Western  Acquisitions  shall not be required to reimburse  any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of
$250 without Lion Fund's,  Western  Sizzlin's  and Western  Acquisitions'  prior written  approval;  (ii) the value of the time of any  party;  (iii)  legal fees incurred without Lion Fund's,  Western Sizzlin's and Western Acquisitions' prior written approval;  or (iv) the costs of any counsel,  other than Olshan Grundman
Frome  Rosenzweig  & Wolosky  LLP,  employed in  connection  with any pending or threatened  litigation  without  Lion  Fund's,  Western  Sizzlin's  and  Western
Acquisitions' prior written approval.

      3. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                            [SIGNATURE PAGE FOLLOWS]

----------------------                                    ----------------------
CUSIP No. 857873-10-3                   13D                  Page 17 of 17 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed as of the day and year first above written.

Dated:      September 7, 2007            THE LION FUND L.P.

                                         By: Biglari Capital Corp.
                                             General Partner

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                              Sardar Biglari, Chief Executive Officer

                                         BIGLARI CAPITAL CORP.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         WESTERN ACQUISITIONS L.P.

                                         By: Western Investments Inc.
                                             General Partner

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         WESTERN INVESTMENTS INC.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         /s/ Sardar Biglari
                                         ---------------------------------------
                                         SARDAR BIGLARI

                                         WESTERN SIZZLIN CORP.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         /s/ Sardar Biglari
                                         ---------------------------------------
                                         SARDAR BIGLARI
                                         As Attorney In Fact for Philip L. Cooley